September 2009
Pricing Sheet dated September 9, 2009 relating to Preliminary Terms No. 14 dated August 26, 2009 Registration Statement No. 333-155535 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities

RevConsSM
Two RevConsSM Each Based on a Different Common Stock Due March 15, 2010
Reverse Convertible Securities
This pricing sheet offers two separate RevCons, each relating to the common stock of a different underlying company

PRICING TERMS FOR ALL REVCONS – SEPTEMBER 9, 2009
Issuer:	JPMorgan Chase & Co.
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons (see “Commissions and Issue Price” below)
Payment at maturity:

Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day from and including the pricing date to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Initial share price:	The initial share price for each RevCons will be the closing price of the underlying stock on the pricing date, subject to adjustments for corporate events.
Determination date:	The determination date for each RevCons is three business days before the maturity date of that RevCons.
Exchange ratio:	For each RevCons, the stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price, subject to adjustments for corporate events.
Coupon:	Payable monthly at the specified interest rate on the 15th calendar day of each month, beginning October 15, 2009, subject to postponement.
Pricing date:	September 9, 2009
Original issue date:	September 14, 2009
Listing:	The RevCons will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities Inc. (“JPMSI”)
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	Chesapeake Energy Corporation (“CHK”)	General Electric Company (“GE”)
Maturity date:	March 15, 2010	March 15, 2010
Interest rate:	17.85% per annum	15.00% per annum
Trigger level:	75%	75%
Determination date:	March 10, 2010	March 10, 2010
CUSIP:	48123L5B6	48123L5A8
ISIN:	US48123L5B61	US48123L5A88
Initial share price:	$23.65	$14.87
Trigger price:	$17.7375	$11.1525
Exchange ratio:	42.2833	67.2495
Aggregate principal amount:	$17,070,000	$40,542,000
Commissions and issue price:	Per CHK RevCons	Total	Per GE RevCons	Total
Price to public(1)(2)	$1,000	$17,070,000	$1,000	$40,542,000
Agent’s commissions(1)(2)(3)	$20	$341,400	$20	$810,840
Proceeds to company	$980	$16,728,600	$980	$39,731,160
(1)

The price to the public includes the estimated cost of hedging our obligations under the RevCons, which includes the expected cost of providing such hedge as well as any profit our affiliates expect to realize in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on PS-16 of the accompanying product supplement no. MS-5-A-I.

(2)

The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor. The lowest price payable by an investor is $995.00 per RevCons. Please see “Syndicate Information” on page 5 of the accompanying preliminary terms for further details.

(3)

JPMSI, acting as agent for JPMorgan Chase & Co., received a commission of $20 per $1,000 principal amount RevCons and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See “Underwriting” beginning on page PS-34 of the accompanying product supplement no. MS-5-A-I.

The RevCons are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The RevCons are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING, RELATED PRODUCT SUPPLEMENT NO. MS-5-A-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 14 dated August 26, 2009:
http://www.sec.gov/Archives/edgar/data/19617/000089109209003364/e36383fwp.pdf

Product supplement no. MS-5-A-I dated August 20, 2009:
http://www.sec.gov/Archives/edgar/data/19617/000089109209003315/e36345_424b2.pdf

Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling toll-free (866) 535-9248.

“RevConsSM” is a service mark of Morgan Stanley.